November 10, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:       Sonia Gupta Barros, Assistant Director

Division of Corporate Finance

Re:                             Landmark Infrastructure Partners LP

Registration Statement on Form S-1 (File No. 333-199221)

Ladies and Gentlemen:

As the representatives of the several underwriters of Landmark Infrastructure Partners LP’s (the “Partnership”) proposed initial public offering of up to 3,000,000 common units representing limited partner interests in the Partnership, we hereby join the Partnership’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:00 p.m., Washington, D.C. time, on November 13, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated November 5, 2014, through the date hereof:

Preliminary Prospectus dated November 5, 2014:

111 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED
RAYMOND JAMES & ASSOCIATES, INC.
As Representatives of the several
Underwriters

ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Michael Wilcox
Name:	Michael Wilcox
Title:	Vice President

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Justin D. Cadman
Name:	Justin D. Cadman
Title:	Vice President